UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of February, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

24 February 2006

COLES MYER ACQUIRES HEDLEY HOTEL GROUP

Coles Myer today announced its acquisition of the Hedley Hotel Group, incorporating 36 hotels, 103 bottle shops and sites for an additional 17 1st Choice Liquor Superstores in Queensland.

Coles Myer CEO, John Fletcher, said the Hedley acquisition was in line with the company's strategic objective to substantially grow its liquor business through the roll out of 1st Choice Liquor Superstores. Including the Hedley sites, Coles Myer will have 72 sites ready for liquor superstore development, subject to the usual regulatory approvals.

"The acquisition of Hedley further strengthens our liquor business and we expect it to deliver Coles Myer market leadership in superstore liquor retailing in the fast-growing Queensland market," Mr Fletcher said.

"This acquisition will provide Coles Myer with quality assets in key locations."

Coles Myer's Food Liquor and Fuel Managing Director, Hani Zayadi, said the strategic approach to acquisitions - with the focus on maximising the creation of shareholder value ahead of buying market share - had delivered an outstanding asset.

Hedley has been acquired for $306 million (excluding inventory). At least $79 million of the purchase price will be taken in the form of Coles Myer shares with the balance in cash. The shares will be issued at the market price of Coles Myer shares at the time of completion. It is intended that as part of the company's capital management program an equivalent number of shares will be bought back on market.

The multiple paid for Hedley Hotel Group is in line with other CML hotel acquisitions and below recent major acquisitions within the market place.

Coles Myer Liquor Group Managing Director, Peter Scott, said the Hedley Hotel acquisition augmented the existing CMLG portfolio, in particular in northern Brisbane, and provided an entry into far north Queensland.

Located in Brisbane, the Gold Coast, Cairns, Townsville, Rockhampton and MacKay, Hedley Hotels has annual sales in excess of $325 million. The acquisition will be earnings per share (EPS) positive in its first full year of operation.

"Queensland is the fastest growing state in Australia where CMLG has historically been under-represented in market share," Mr Scott said.

"The Hedley acquisition will more than double our existing hotel portfolio in Queensland and enable us to rapidly roll out our 1st Choice Liquor Superstores.

"The acquisition of Hedley will take the number of sites available nationally for 1st Choice development to 72, subject to licensing approval.

"We have already put two 1st Choice Liquor Superstores on the ground in Queensland and customer response has been excellent," Mr Scott said.

There are currently seven 1st Choice Liquor Superstores in Australia. Another ten are planned to open before July.

"We will continue our close relationship with the Hedley Group which will identify new site opportunities for Coles Myer," Mr Scott said.

The acquisition is contingent on usual conditions including regulatory approval. CML shareholder approval is not required for the transaction.

Further information:

Media:

Coles Myer Liquor Group: Sarah McNeil 0419 581 370

Coles Myer Corporate: Scott Whiffin 03 9829 5548

Analysts: John Di Tirro 03 9829 4521

Fact Sheet

Hedley Hotel Group acquisition

Store portfolio table: Coles Myer Liquor Group
	Pre acquisition	Post acquisition
Hotels QLD	27	63
Hotels AUS	32	68
Bottle shops QLD	77 (inc 2x 1st Choice)	180
Bottle shops AUS	639	742
Sites secured for 1st Choice development	55	55 + 9 Hedley conversions + 8 sites for development = 72

Hedley acquisition involves

The Hedley Hotel Group acquisition has provided CML with quality sites in key locations in the fast growing state of Queensland and will enable the rapid roll out of 1st Choice.

  36 hotels:

    15 Brisbane, 11 Cairns, 4 Townsville, 3 Mackay, 2 Rockhampton, 1 Gladstone

  Liquor superstores:

    9 existing liquor superstores, 8 potential superstore sites

  Bottle shops:

    103 detached bottle shops

1st Choice Liquor Superstores

There are currently seven 1st Choice stores in Australia
State	Number	Suburbs
SA	1	Unley
VIC	3	Tooronga Balwyn Frankston
QLD	2	Browns Plain Capalaba
ACT	1	Philip

1st Choice Liquor Superstores

1st Choice in Queensland

The first 1st Choice store opened in Queensland on 5 December 2005 in Capalaba. A second store is now operating in Browns Plain. 1st Choice has been very well received in Queensland.

There are currently nine stores in the planning and construction stage due for opening in Queensland by the end of July 2006.

With the acquisition of Hedley Hotels we will have a further nine sites ready for conversions and an extra eight for development in Queensland.

All 1st Choice sites will be developed and operating within two years, delivering Coles Myer market leadership in superstore liquor retailing in the fast-growing Queensland market.

1st Choice Liquor Superstores

1st Choice Liquor Superstore is the exciting new choice for Australian consumers offering an extensive range, the best value and a fun retail experience.

1st Choice Liquor Superstores offer customers a broad variety of liquor, delivering an extensive range of vodka, whisky, gin, rosé wines, old and rare wines, new world wines and Champagne. The 1st Choice BeerworldTM is a mecca for Aussie beer enthusiasts, offering a range of more than 150 local, imported and boutique beers.

All of our research indicates that 1st Choice is providing something different in the market and customers like the offer and are returning to shop with us.

1ST Choice
Points of Difference

  Huge range including red, white and rosé wines, Champagnes and sparkling wines, old, rare and new world wines, spirits such as vodka, whisky and gin, liqueurs, pre-mixed drink varieties in bottles and cans and boutique beers.

  1st Choice Price Promise: find a cheaper liquor price elsewhere, we'll beat it.

  BeerworldTM with local, imported and boutique beers from around the world.

  1st Choice deli food section: pre-packaged deli food in-store.

  Regular tastings of wine, beer, spirits and deli food in store.

  Innovation and technology: a superior wealth of knowledge with experienced store team, interactive kiosks, plasma screens and easy-to-read signage.

  Plasma screens: news and weather updates three times daily, 1st Choice specials and up-to-date product advice.

  1st Choice Direct: liquor delivered to your home or office door.

  1st Choice Interactive Party Planner: determines all your liquor needs for an event.

  FlyBuys: two FlyBuy points for every $5 spent at 1st Choice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date February 24, 2006